Mail Stop 3561

February 11, 2009

Mr. Michael J. Kowalski
Chairman and Chief Executive Officer
Tiffany & Co.
727 Fifth Avenue
New York, New York 10022

> **Re: Tiffany & Co.**
> **Form 10-K for the Fiscal Year Ended January 31, 2008**
> **Filed March 28, 2008**
> **File No. 1-9494**

Dear Mr. Kowalski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director